Exhibit 3(ii)

RESOLVED, that the third sentence of Article III, Section 3.1 of the Bylaws be, and hereby is, amended to read as follows:

The signatures of such officers may be facsimiles if the certificate is signed (which signature may be manual or by facsimile) on behalf of a transfer agent, or registered by a registrar, other than the Company itself or an employee of the Company.